

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

May 9, 2017

<u>Via E-mail</u>
Mark Pomeranz
Chief Executive Officer
Motus GI Holdings, Inc.
150 Union Square Drive
New Hope, PA 18938

> **Re: Motus GI Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 12, 2017**
> **CIK No. 0001686850**

Dear Mr. Pomeranz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   Please revise to identify as an underwriter any selling stockholder that is a broker-dealer. Also, for any selling stockholders that is an affiliate of a broker-dealer, please revise to either (1) identify the selling shareholder as an underwriter or (2) state that the selling stockholder purchased in the ordinary course of business and at the time of purchase of the securities, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Our Company, page 1

2.   Please highlight here that you do not anticipate that your system will be reimbursable through private or governmental third-party payors and that you have yet to generate revenues from your product.

Recent Developments, page 2

3.   Please limit your disclosure here to a brief discussion of your 2017 Private Placement so that a summary of the initial issuance of shares being registered for resale is useful to investors. In an appropriate section of your prospectus, provide all material terms of the transactions you reference. In that section, ensure your disclosure compares the material terms of the new issuance of units and the issuance of units pursuant to the conversion of outstanding notes. As one example only, we note your reference to $5.00 per unit here but $4.50 per unit on page 2.

2017 Private Placement, page 3

4.   Clarify whether the amount of your gross proceeds factors in the conversion amount of your notes and, if so, disclose the amount of proceeds received from the new issuance of units.

Our Risks, page 3

5.   Please add disclosure here that (1) your system will not be reimbursable through private or governmental third-party payors and (2) your affiliates control your director nominations pursuant to the voting agreement mentioned on pages 18 and 68.

Implications of Being an Emerging Growth Company, page 4

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We may become liable for significant damages…, page 10

7.   Please revise your risk factor to clarify the extent to which you are permitted to market your product under your current FDA clearance. Also, tell us the purpose of the language in the second sentence of this risk factor. In this regard, we note your disclosure on page 1 that your system "gives the gastroenterologist flexibility in instructing patients how to prepare for the colonoscopy."

Our Pure-Vu system may exhibit adverse side effects that prevent…, page 12

8.   Please expand your risk factor to identify any known side effects that may occur. Also, tell us whether the risk of adverse side effects increases or intensifies in patients with gastrointestinal conditions such as those mentioned in the third paragraph on page 35.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

9.   You state here that you received $16.5 million from the issuance of common and preferred stock in the 2017 Private Placement during fiscal year 2016. On page F-5, you state the cash was received via the recapitalization and from the issuance of convertible notes. In footnote 8 on page F-16, you state you received $8,077,000 on December 22, 2016 from the issuance of common and preferred shares. Please reconcile these disclosures and revise your filing as necessary.

Business, page 35

10.   Where you reference "literature," please clarify the nature of the literature to which you are referring. Please also clarify when the literature and surveys you mention were published.

Out-Patient Opportunity…, page 36

11.   Please supplementally provide the market research you cite in the second sentence of this section.

Pre-Clinical and Clinical Data & Safety, page 37

12.   Please clarify the preparatory regimen used in each of the studies cited in your disclosure.

13.   We note your disclosure in the first sentence of the penultimate paragraph on page 38. Please revise to clarify the specific indication for which your product is approved, including whether you are currently allowed to promote minimal preparatory capabilities of your product using means other than directly to patients.

Competition, page 39

14.   Since "efficacy" is a term of art used in describing FDA clearances and approvals, please limit your conclusions about your competitors' products as having "limited efficacy" to facts or clinical results.

15.   Please tell us whether the competitor products you mention in this section or the colonoscopy preparatory regimen are reimbursable by private or governmental third-party payors, and, if so, disclose that fact here.

U.S. Market Entry Strategy, page 41

16.   Please revise to discuss the status of your efforts in implementing the plan you reference here.

Third-Party Payer Coverage and Reimbursement, page 47

17.   The disclosure at the bottom of page 9 states that use of your product is not currently reimbursable and you do not expect use of your product to be reimbursable in the foreseeable future. Given this, please clarify the "significant uncertainty" referenced here that exists as to the coverage and reimbursement status of your product.

Medical Advisory Board, page 53

18.   Please clarify the role of your medical advisory board by including specific information regarding their activities for your company. Also, include information regarding how you determined who would be a member of your medical advisory board, any commitment from the members of your medical advisory board to provide services to you and all compensation arrangements with your medical advisory board.

Certain Relationships and Related Party Transactions, page 68

19.   Please disclose all related party transactions that have occurred during the timeframe required by Item 404 of Regulation S-K, including any related party transactions entered into by your predecessor. See Instruction 1 to Item 404 of Regulation S-K.

20.   Please ensure that you provide all information required by Item 404 of Regulation S-K for each disclosed transaction. As one example only, we note your disclosure of the share exchange and the formation of the company transactions do not include the name of the related person and the basis on which the person is a related person, the related person's interest in the transaction, the approximate dollar value of the amount involved, and the approximately dollar value of the amount of the related person's interest.

21.   Please revise your disclosure on page 69 to include the number of exchange warrants issued to each related person.

22.   Please revise your disclosure to clarify your statement that "related parties of the Placement Agent may derive material benefits as the result of these transactions." In this regard, it is unclear to which transactions you refer, how the related parties of the Placement Agent may benefit, the identity of these related parties and the Placement

Agent's relationships with the related parties. Please also revise to clarify the basis on which the Placement Agent is a related party.

Where You Can Find More Information, page 96

23.   If you do not intend to register a class of your securities pursuant to Section 12 of the Exchange Act, please revise to discuss material risks related to not registering, including risks related to not being subject to Exchange Act Sections 13, 14 and 16.

Consolidated Statement of Changes in Shareholders' Equity (Deficit), page F-4

24.   We note the line "effect of reverse recapitalization transaction." Based on disclosures throughout your filing, this line item appears to include multiple transactions, including the issuance of 4,000,000 shares in the recapitalization, the conversion of convertible notes and the issuance of shares during December 2016 related to the 2017 Private Placement. Please revise your consolidated statement of changes in shareholders' equity (deficit) to present all transactions separately.

Consolidated Statements of Cash Flows, page F-5

25.   On page 2 you state that holders of convertible notes exchanged those notes for units in the 2017 Private Placement. Please tell us why this is not disclosed as a non-cash financing activity in your financial statements, given that you do not disclose any such notes outstanding as of December 31, 2016.

26.   Please explain the line item "cash acquired in connection with the reverse capitalization," given that the referenced footnote 1A does not appear to explain this amount. In your response, provide a reconciliation of how you calculated the reverse capitalization.

Notes to Consolidated Financial Statements

Note 8 – Share Capital, page F-16

27.   Please disclose the terms of your registration rights agreement. Refer to ASC 505-10-50-3.

Royalty payment rights on series A preferred stock, page F-17

28.   Please tell us why you consider these rights a liability, given the definition of participation rights in ASC 505-10-20, and describe how the offset to this liability was recorded. Cite the accounting literature upon which you relied.

Note 17 – Subsequent Events, page F-23

29.   We note on page 3 that you issued an aggregate 4,743,311 shares of your common stock and 1,581,128 shares of Series A Convertible Preferred Stock at a price of $5.00 per unit beginning in December 2016. On page F-5 in the Consolidated Statements of Cash Flows, we note no cash was received from the issuance of shares during fiscal year 2016. Additionally, footnote 17 indicates only $7.3 million has been received during fiscal year 2017. Please provide us a reconciliation of the private placement disclosures and the amounts described throughout your filing and revise your filing as necessary to clarify.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

                                                Sincerely,

                                                /s/ Geoff Kruczek for

                                                Amanda Ravitz
                                                Assistant Director
                                                Office of Electronics and Machinery

cc: Steven M. Skolnick, Esq.
        Lowenstein Sandler LLP